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EXHIBIT 99.2

Form NI 51-101F4

FORM 51-101F4

NOTICE OF FILING OF 51-101F1 INFORMATION

On February 25, 2016, Suncor Energy Inc. (the "Corporation") filed its reports under section 2.1 of NI 51-101, which can be found in the Corporation's annual information form dated February 25, 2016 under the Corporation's profile on SEDAR at www.sedar.com.

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EXHIBIT 99.2 Form NI 51-101F4 FORM 51-101F4 NOTICE OF FILING OF 51-101F1 INFORMATION